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EXHIBIT 23

Independent Auditors' Consent



The Governance and Compensation Committee of the Airgas, Inc. Board of Directors:

We consent to incorporation by reference in the registration statement (No. 333-69214) on Form S-8 of Airgas, Inc. of our report dated March 10, 2004 relating to the statements of financial position of the Airgas, Inc. 2001 Employee Stock Purchase Plan ("the Plan") as of December 31, 2003 and 2002, and the related statements of changes in participants' equity for the years ended December 31, 2003 and 2002 and for the period from August 2, 2001 (inception) to December
31, 2001, which report is included in the December 31, 2003 annual report on Form 11-K of the Airgas, Inc. 2001 Employee Stock Purchase Plan. As discussed in Note 1 to the financial statements, the Board of Directors of Airgas, Inc., the Plan's sponsor,intends to terminate the Plan.


/s/ KPMG LLP


Philadelphia, Pennsylvania
March 22, 2004